EXHIBIT 21.1

LIST OF SUBSIDIARIES
The following domestic subsidiaries of Teton Energy Corporation are guarantors and co-registrants. The address for each is 600 17th Street, Suite 1600 North, Denver, Colorado, 80202, and the telephone number is (303) 565-4600.

Exact name of registrant as specified in its charter; address, including zip code, and telephone number, including area code, of registrant’s principal executive offices	State or other jurisdiction of incorporation or organization	I.R.S. Employer Identification No.
Teton North America LLC	Colorado	84-1482290
Teton Piceance LLC	Colorado	84-1482290
Teton DJ LLC	Colorado	84-1482290
Teton Williston LLC	Colorado	84-1482290
Teton Big Horn LLC	Colorado	84-1482290
Teton DJCO LLC	Colorado	84-1482290